January 22, 2021

Daniel Greenspan

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 79 filed on December 3, 2020

MassMutual Select Funds (the “Registrant”) (collectively, the “Registrants”)

1933 Act File No. 33-73824

1940 Act File No. 811-08274

Comments received for PEA No. 108 filed on December 3, 2020

Dear Mr. Greenspan:

Below is a summary of the comments we received from you on January 19, 2021 regarding the above-mentioned Registrants, together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. We would greatly appreciate you contacting us at 860-562-2241 or 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

1)	Comment: The staff recommends adding disclosure for the MassMutual Premier Global Fund to reflect that it will generally invest at least 40%, but if market conditions are unfavorable, then no less than 30%, in issuers located outside the U.S.

Response: We respectfully disagree that the use of the term “global” in the Fund’s name requires a Fund to invest in accordance with the above-referenced limitations. We base this on the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and that the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

As an initial matter, Section 35(d) of Investment Company Act of 1940, as amended (the “1940 Act”), does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund.  Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC defines as materially deceptive or misleading.  Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading.  The SEC has not delegated its authority to the staff to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test.  To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the "Adopting Release")). As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

2)	Comment: The staff noted LIBOR Risk disclosure is included in the section titled “Additional Information Regarding Principal Risks” in the statutory prospectuses and recommended adding LIBOR Risk as a Principal Risk for each Fund, as applicable.

Response: We will add the following LIBOR Risk disclosure as a Principal Risk for each Fund, as applicable.

LIBOR Risk Certain instruments in which the Fund may invest rely in some fashion upon the London-Interbank Offered Rate (“LIBOR”). The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR, including an extension by the ICE Benchmark Administration to postpone certain aspects of the LIBOR transition to June 2023, and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. Uncertainty and volatility arising from the transition may result in a reduction in the value of certain LIBOR-based instruments held by the Fund or reduce the effectiveness of related transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

3)	Comment: Significant market events have occurred in the United Kingdom since these post-effective amendments were filed. Please consider whether the Market Risk disclosure included in the section titled “Additional Information Regarding Principal Risks” in the statutory prospectuses should be revised based on how these events are affecting investments in the European markets. If the Registrants believe that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrants have updated the Market Risk disclosure in the statutory prospectuses as follows ([bracketed] deleted; underlined added):

Market Risk

The values of a Fund’s portfolio securities may decline, at times sharply and unpredictably, as a result of unfavorable broad market developments, which may affect securities markets generally or particular industries, sectors, or issuers. The values of a Fund’s investments may decline as a result of a number of such factors, including actual or perceived changes in general economic and market conditions, industry, political, regulatory, geopolitical, public health, and other developments, including the imposition of tariffs or other protectionist actions, changes in interest rates, currency rates, or other rates of exchange, and changes in economic and competitive industry conditions. Likewise, terrorism, war, natural and environmental disasters, and epidemics or pandemics may be highly disruptive to economies and markets. For example, the global pandemic outbreak of the novel coronavirus known as COVID-19 has produced, and will likely continue to produce, substantial market volatility, severe market dislocations and liquidity constraints in many markets, and global business disruption, and it may result in future significant adverse effects, such as exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession throughout the world. Such factors may have a significant adverse effect on a Fund’s performance and have the potential to impair the ability of a Fund’s investment adviser, subadviser, or other service providers to serve the Fund and could lead to disruptions that negatively impact the Fund. Different parts of the market and different types of securities can react differently to these conditions. The possibility that security prices in general will decline over short or even extended periods subjects a Fund to unpredictable declines in the value of its shares, as well as potentially extended periods of poor performance. In addition, the increasing popularity of passive index-based investing may have the potential to increase security price correlations and volatility. As passive strategies generally buy or sell securities based simply on inclusion and representation in an index, securities’ prices will have an increasing tendency to rise or fall based on whether money is flowing into or out of passive strategies rather than based on an analysis of the prospects and valuation of individual securities. This may result in increased market volatility as more money is invested through passive strategies.

Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the securities in which a Fund invests or the issuers of such securities in ways that are unforeseeable. The uncertainty surrounding the sovereign debt of a significant number of European Union countries, as well as the status of the Euro, the European Monetary Union, and the European Union itself, has disrupted and may continue to disrupt markets in the U.S. and around the world. The risks associated with investments in Europe may be heightened due to the [the approval by citizens of the United Kingdom, in June 2016, of a referendum to leave the European Union. On January 31, 2020, the United Kingdom left the European Union and entered into a transition period during which the United Kingdom and the European Union will attempt to negotiate and finalize a new trade agreement] United Kingdom’s exit from the European Union on January 31, 2020. An agreement between the United Kingdom and the European Union governing their future trade relationship became effective on January 1, 2021. Significant uncertainty remains in the market regarding the ramifications of that development and the arrangements that will apply to the United Kingdom’s relationship with the European Union and other countries following its withdrawal; the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict. There is the potential for decreased trade, capital outflows from the United Kingdom, devaluation of the pound sterling, decreased business and consumer spending and decreased foreign investment in the United Kingdom, and negative effects on the value of a Fund’s investments and/or on a Fund’s ability to enter into certain transactions or value certain investments. If one or more additional countries leave the European Union, or the European Union partially or completely dissolves, the world’s economies and securities markets may be significantly disrupted and adversely affected. Legislation or regulation also may change the way in which a Fund, the investment adviser, or subadviser is regulated. Such legislation, regulation, or other government action could limit or preclude a Fund’s ability to achieve its investment objective and affect the Fund’s performance.

4)	Comment: The staff noted that the description for the MSCI EAFE Index was removed from the section in the Premier Prospectus titled “Index Descriptions.” The staff recommends that the index description be added back into the Premier Prospectus because the principal investment strategies for MassMutual Premier International Equity Fund state that “[i]n selecting investments for the Fund, TSW employs a relative value process utilizing a combination of quantitative and qualitative methods based on a four factor valuation screen designed to outperform the MSCI EAFE Index.”

Response: Although the MSCI EAFE Index is not a benchmark for any Fund in the Premier Prospectus, we will add the description back into the Prospectus to support and provide further detail for the reference to the MSCI EAFE Index in the MassMutual Premier International Equity Fund’s principal investment strategies.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President and Assistant Secretary, MassMutual Premier Funds and MassMutual Select Funds

/s/Andrew M. Goldberg

Andrew M. Goldberg

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President, Secretary, and Chief Legal Officer, MassMutual Premier Funds and MassMutual Select Funds